UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2021
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

April 30, 2021

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA (April 30, 2021) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 29, 2021 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 59,353,231 common shares were voted at the meeting, representing 77.88% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Douglas Arnell	45,465,979	76.60%	13,887,252	23.40%
James Bertram	45,436,303	76.55%	13,916,928	23.45%
Phillip Cook	44,609,008	75.16%	14,744,233	24.84%
Paul Dobson	45,462,794	76.60%	13,890,437	23.40%
John Floren	45,463,084	76.60%	13,890,147	23.40%
Maureen Howe	45,219,698	76.19%	14,133,533	23.81%
Robert Kostelnik	44,116,972	74.33%	15,236,259	25.67%
Leslie O’Donoghue	58,934,995	99.30%	418,236	0.70%
Kevin Rodgers	59,020,778	99.44%	332,453	0.56%
Margaret Walker	44,225,323	74.51%	15,127,908	25.49%
Benita Warmbold	44,852,345	75.57%	14,500,886	24.43%

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 72.97%
Votes Withheld (percent): 27.03%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 4, 2021 was approved.

Votes For (percent): 75.72%
Votes Against (percent): 24.28%

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 30, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary